                                              EQU: TSX, NYSE

Equal Announces Stay of Proceedings to Facilitate Further Settlement Discussions in Petroflow Bankruptcy

Calgary, Alberta – (CNW March 18, 2011) Equal Energy Ltd. (“Equal” or “the Company”) announces that the Company and Petroflow Energy Ltd. and its subsidiaries (“Petroflow”) have agreed to a thirty day stay of proceedings involving the previously announced litigation between the parties in the U.S. Bankruptcy Court in Delaware.  The agreement was announced this afternoon by the parties to Judge Christopher S. Sontchi, the presiding bankruptcy judge.

Don Klapko commented, “The agreed stay of proceedings will facilitate ongoing discussions between the parties by suspending certain upcoming deadlines in the litigation while the parties work to finalize a tentative settlement they have reached.”

Petroflow, Equal’s former joint venture partner in Oklahoma, filed for bankruptcy protection in May, 2010.  Thereafter, various claims were asserted against the Company by Petroflow and its primary lenders in the bankruptcy case, against which claims the Company has vigorously defended, and continues to vigorously defend, itself.  During the next thirty days while the stay is in effect, Equal and Petroflow will endeavour to finalize their tentative settlement and obtain the support of other key constituents in Petroflow’s bankruptcy case, including Petroflow’s lenders.  If the tentative settlement is finalized, it will be presented to the bankruptcy court for approval. If no final agreement is reached, the stay, unless extended by the parties’ agreement, will expire and matters associated with the litigation will proceed.

While there can be no assurance that a final settlement ultimately will be agreed to by all of the necessary parties, the Company will continue to strive for a satisfactory resolution of the adversary proceedings, whether through a settlement, or through the ultimate outcome of litigation.

Dell Chapman                                                                                                    Don Klapko
Chief Financial Officer                                                                                              President & CEO
(403) 538-3580 or (877) 263-0262                                                                        (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.